SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DISCLOSURE AND TRADING POLICIES FOR SECURITIES ISSUED
BY GOL LINHAS AÉREAS INTELIGENTES S/A.

CONTENTS

CHAPTER I. - PURPOSE AND SCOPE	1

CHAPTER II. - DEFINITIONS	1

CHAPTER III. - MAIN PRINCIPLES	3

PRINCIPLE OF FREEDOM OF DECISION	3
PRINCIPLE OF ACCESS TO INFORMATION	3
PRINCIPLE OF EQUALITY OF TREATMENT	3
PRINCIPLE OF TRANSPARENCY	3

CHAPTER IV. - GOL’S DISCLOSURE POLICIES	4

MANDATORY REPORTS	4
NOTICES	4
INVESTOR RELATIONS ADDRESS ON THE INTERNET (“IR WEBSITE”)	4
MANAGEMENT REPORTS ON RESULTS (EARNINGS RELEASE)	5

CHAPTER V. - PERIODICITY AND MEANS OF DISCLOSING RESULTS	5

TIME FRAMES FOR DISCLOSING RESULTS	5
MEETINGS FOR PRESENTING FINANCIAL PERFORMANCE	6
OTHER MEETINGS	6

CHAPTER VI. - PROCEDURES FOR COMMUNICATING INFORMATION REGARDING THE TRADING OPERATIONS OF ADMINISTRATORS AND RELATED PERSONS	6

CHAPTER VII. - PROCEDURES FOR COMMUNICATING AND DISCLOSING THE ACQUISITION OR DISPOSAL OF RELEVANT SHAREHOLDING POSITIONs	7

CHAPTER VIII. - POLICIES FOR TRADING THE COMPANY’S SECURITIES	8

INITIAL CONSIDERATIONS ON THE ADOPTION OF TRADING POLICIES	8
TRADING THROUGH ACCREDITED BROKERS, AND BLOCKING PERIODS	8
RESTRICTIONS ON TRADING PENDING THE DISCLOSURE OF A RELEVANT ACT OR NOTICE	8
EXCEPTIONS TO THE GENERAL RESTRICTIONS ON TRADING SECURITIES	9
RESTRICTIONS ON TRADING AFTER THE DISCLOSURE OF A RELEVANT ACT OR NOTICE	9
PROHIBITION OF TRADING IN A PERIOD PRIOR TO THE DISCLOSURE OF QUARTERLY AND ANNUAL INFORMATION AND THE FINANCIAL STATEMENTS	10
PROHIBITION OF DETERMINING THE ACQUISITION OR DISPOSAL OF SHARES ISSUED BY GOL ITSELF	10
TRADING PROHIBITION APPLICABLE ONLY TO FORMER ADMINISTRATORS	10
GENERAL PROVISIONS APPLICABLE TO NEGOTIATION RESTRICTIONS	11
RESTRICTIONS REGARDING CHANGES IN TRADING POLICIES	11
INDIVIDUAL INVESTMENT PROGRAMS	11

CHAPTER IX. - PENALTIES FOR GROSS VIOLATIONS	12

CHAPTER X. - FINAL PROVISIONS	12

ANNUAL AUDIT	12
THIRD-PARTY RESPONSIBILITIES	12
AMENDMENT TO THE MANUAL	12

CHAPTER I. - PURPOSE AND SCOPE

Art. 1. The purpose of this Manual is to establish the practices of disclosure and use of information, as well as the trading policies for securities issued by GOL Linhas Aéreas Inteligentes S.A. (“GOL”), to be observed by:

Paragraph 1. Administrators, Controlling Shareholders, Members of the Audit Committee and Members of other Company bodies who have Technical or Consulting Functions at GOL;

Paragraph 2. Employees and Executives who have access to relevant information; and

Paragraph 3. Whoever, due to their position, function or rank in the Controlling Company, in Subsidiaries and in Associated Companies, has access to information on a relevant act or notice concerning GOL.

Art. 2. The persons mentioned in the foregoing article, henceforth called “Qualified Individuals,” must sign a “Declaration of Compliance” with this Manual, pursuant to Articles 15, Paragraph 1, sub-item I and 16, Paragraph 1 of Instruction no. 358, of January 3, 2002, of the Brazilian Securities Commission (“CVM”) and to the model presented as Attachment I to this Manual.

Art. 3. GOL will keep, at its headquarters, a list of the persons who signed the Declaration of Compliance, which will be continuously updated as the adhesion of new persons becomes necessary. Similarly, whenever there is a change in the filed data, the signatories to the Declaration of Compliance shall immediately report same to GOL. The list shall always be made available to the CVM.

Art. 4. The Declarations of Compliance shall remain filed at GOL’s headquarters while their signatories are still linked to the Company, and, at least, five (5) years after their departure.

CHAPTER II. - DEFINITIONS

Art. 5. The terms and expressions listed below, when used in this Manual, shall have the following meaning:

Paragraph 1. “Controlling Shareholders” or “Controlling Company”: the shareholder or group of shareholders, bound by a shareholders' agreement or under common control, that exercise control over GOL, according to Law no. 6.404/76 as amended.

Paragraph 2. “Administrators”: executive officers and members of GOL's board of directors, whether regular or alternate.

Paragraph 3. “Stock Exchange”: stock exchanges where securities issued by GOL are accepted for trading, in Brazil or abroad.

Paragraph 4. “Company”: GOL Linhas Aéreas Inteligentes S.A. (“GOL”).

Paragraph 5. “Members of the Audit Committee”: the members of GOL’s audit committee, whether regular or alternate, in their duties when the committee is installed by a General Shareholder’s Meeting.

Paragraph 6. “Business Contacts”: whoever has access to information on a relevant act or notice concerning GOL, especially those who have commercial or professional ties, or any other relationship based on confidentiality, with GOL, such as independent auditors, securities analysts, consultants and institutions of the securities distribution system.

Paragraph 7. “Accredited Brokers”: securities brokers accredited by GOL for trading its securities on behalf of the persons subject to this Manual.

Paragraph 8. “CVM”: the Brazilian Securities Commission.

Paragraph 9. “Investor Relations Officer”: the officer at GOL responsible for providing information to investors, to the CVM and to the Stock Exchange, as well as for keeping GOL’s registration updated ("DRI").

Paragraph 10. “Former Administrators”: the former executive officers and former directors who are no longer part of the Company’s management.

Paragraph 11. "Employees and Executives who have access to relevant information": GOL’s employees and executives who, by virtue of their position or rank in the Company, have access to any Insider Information.

Paragraph 12. “Insider Information” or “Relevant Information”: all relevant information regarding the Company capable of significantly influencing the price of its Securities, but which has not yet been disclosed to the investor public (see Relevant Act or Notice Disclosure Policies).

Paragraph 13. “Instruction 358”: CVM Instruction no. 358, of January 3, 2002, which deals with the disclosure and use of information regarding any Relevant Act or Notice relating to publicly-held corporations, as well as the trading of securities issued by publicly-held corporations, pending a relevant notice which has not been disclosed to the market, and other subjects.

Paragraph 14. “Manual”: this Manual of Disclosure and Trading Policies for Securities Issued by GOL.

Paragraph 15. “Bodies with Technical or Consulting Functions”: GOL’s bodies created by its by-laws, with technical functions, or designed to advise its administrators.

Paragraph 16. “Related Persons”: the persons who have relations indicated below with executive officers, members of the Board of Directors, members of the audit committee and members of company bodies with technical or consulting functions: (i) a spouse, from whom they are not legally separated, (ii) a companion; (iii) any dependent included on the annual income tax return, and (iv) the companies that are directly or indirectly controlled, either by the administrators or those in similar positions, or by Related Persons.

Paragraph 17. “Investor Public”: investors in securities, analysts and other agents of the capital markets.

Paragraph 18. “SEC”: the Securities and Exchange Commission, a regulation body of the securities market in the United States of America.

Paragraph 19. “Associated Companies”: companies over whose administration GOL has a substantial influence, without controlling them. “Substantial influence" is understood as the power to participate in the decisions regarding those companies' financial, commercial and operational policies. This influence is presumed to exist when one company has 10% (ten percent) or more interest, either directly or indirectly held, in another company's voting capital.

Paragraph 20. “Controlled Companies”: those companies that are either directly or indirectly controlled by GOL. “Control” is understood as the power effectively used to direct a company's activities and to guide the operations of the bodies of said company, either directly or indirectly, either de facto or de jure. There is a relative presumption of controlling ownership in relation to the person or group of persons bound by a shareholders' agreement or under common control that is the holder of shares ensuring them the majority of votes of the shareholders present to the Company's three last Annual General Meetings, even if they are not the holders of the shares ensuring them the majority of the voting capital.

Paragraph 21. “Securities”: as used in this Manual, this expression covers any stocks, debentures, subscription bonus, receipts (including those issued outside Brazil based on stocks) and subscription rights, promissory notes, call or put options, indexes and derivatives of any kind or any other bonds or collective investment contracts issued by GOL, which by legal decision are considered to be a security.

CHAPTER III. - MAIN PRINCIPLES

Art. 6. Persons subject to this Manual must conduct their business in good faith, with loyalty, truth, transparency and according to the general principles established in the following paragraphs.

Principle of Freedom of Decision

Paragraph 1. Investment decisions (sale, purchase or holding) are sovereign acts of each securities investor. The investor public should seek higher returns through the interpretation of the information released to the market, but never through privileged access to such information.

Principle of Access to Information

Paragraph 2. Every investor needs to be informed to be able to make good decisions. Therefore, it is paramount that GOL assures the availability of material information, with regularity and quality. It is the duty of the persons subject to this Manual to assure that the disclosure of information on the equity and financial position of GOL is complete, continuous and developed through the administrators in charge of such function, which should also cover data on the evolution of their respective shareholding positions in the Company’s capital stock, as provided for herein and in current regulations.

Principle of Equality of Treatment

Paragraph 3. Every investor should have equal access to the information to be able to exercise their right to decide. It is necessary that GOL makes information available in time to allow the investor to make informed decisions, and that the same perceives an equal treatment in the process. The disclosure of information, either voluntarily or involuntarily, in such a way as not to make it accessible to the entire target audience, is not only illegal but also has a negative impact on the process of pricing the securities issued by the Company.

Principle of Transparency

Paragraph 4. The information made available to the investor public must be transparent, i.e. it must accurately reflect GOL’s operations and financial position.

CHAPTER IV. - GOL’S DISCLOSURE POLICIES

Art. 7. The system used by GOL to communicate with investors consists of the instruments described in the following paragraphs.

Mandatory Reports

Paragraph 1. Without prejudice to the reports mentioned below, GOL must prepare and send to the CVM and to the SEC information in the format as required by them, according to the time schedule below.

I. CVM

a. “DFP” – standardized financial statements: up to one (1) month prior to the date scheduled for holding the General Shareholders' Meeting (“AGO”), or on the same day of its publication by the press or of its release to the shareholders, whichever occurs first;

b. “ITR” – quarterly information: up to forty-five (45) days after the closing of each quarter of the fiscal year, except for the last quarter, or when GOL discloses the information to shareholders or to third parties, if this takes place on a prior date. Management's discussion and analysis of quarterly results (Paragraph 5 below), to be released to investors, should be included in the ITR (under item “consolidated analysis of performance”) and, moreover, should be delivered as financial data via the IPE (CVM's document distribution system); and

c. “IAN” – annual information: within 30 days after the AGO is held.

II. SEC

a. Form 20F: within 180 days from the end of the fiscal year; and

b. Forms 6K: any document submitted to the CVM through the CVMWIN systems (ITR and DFP, except IAN – which is not demanded by the SEC, since it considers the Form 20F a better substitute in terms of information), including notes on Relevant Notices (Paragraph 2 below) submitted to the CVM, preferably simultaneously, but no later than a week after such information is published (or made available) in Portuguese. In addition to the IAN, the summaries of individual administrators' trading in shares, which are submitted to the CVM, are also not required by the SEC. These are the sole exceptions to this rule.

Notices

Paragraph 2. GOL's notices consist of notes on Relevant Notices and Company Actions, regarding notices, notes and minutes of meetings of shareholders and of the Board of Directors published in newspapers where GOL’s headquarters are located, where Company’s stocks are traded and in the Brazilian official press.

Paragraph 3. As opposed to the SEC, which does not require the submission of the IAN in the form of Form 6K (Article 1, II, b, above), every form filed with the CVM (including Form 20F) must be filed via the IPE (CVM's document distribution system), in Portuguese, simultaneously to the registration of such information at the SEC.

Investor Relations Address on the Internet (“IR Website”)

Paragraph 4. GOL's IR Website is an important means of communication with its investors. It should contain all material information with regularity, quality and equity (both in Portuguese and English). It should contain at least:

I. information for the CVM and the SEC;

II. quarterly results, reports and performance analyses;

III. a standard updated presentation to investors and transcripts of teleconferences;

IV. the evolution of stock prices and the volume of stock traded;

V. the annual report (pdf and online); and

VI. GOL’s investor relations team’s contact information.

Management Reports on Results (Earnings Release)

Paragraph 5. The management’s reports on results of March, June, September and December must be prepared so as to inform the target audience about GOL’s operating and financial performance in the quarter and accumulated in the current year (as compared to the previous year), through an objective analysis of the results obtained and the balance sheet position.

Paragraph 6. The annual report consolidates GOL’s management’s accountability to its shareholders and investors. This document must contain the full version of the Company’s financial statements, a management performance analysis in the period, and other information that may allow an understanding of the following:

I. the business in which GOL operates, with any required segmentation;

II. the quality of GOL’s administrators;

III. the adopted strategic positioning and future growth opportunities; and

IV. the operating and financial performance in the period.

CHAPTER V. - PERIODICITY AND MEANS OF DISCLOSING THE RESULT

Time Frames for Disclosing the Result

Art. 8. The Investor Relations Officer is the person responsible for the process of disclosing quarterly results, preferably carried out before the start or after the close of trading, as well as to assure its widespread and immediate dissemination, simultaneously in all markets where such securities are accepted for trading.

Art. 9. The process of disclosing GOL’s quarterly results shall conform to the following schedule, so as to assure respect to this Manual’s fundamental principles:

Paragraph 1. Start: to electronically deliver ITRs and DFPs (including the respective management reports on the result) to the CVM, the SEC (through Forms 6K) and to the NYSE. In this case, GOL's representative at that stock exchange must be consulted fifteen (15) minutes prior to the release, in order to discuss the need to temporarily halt trading of GOL's securities until this information is released to the market – a measure to ensure against the improper use of insider information);

Paragraph 2. Dissemination: to disseminate a summary of the management’s report through news media – wires (occasionally a summary of up to 400 words with a link for the complete document on GOL's IR Website) and, simultaneously, to make available detailed information on GOL’s IR Website, so as to assure comprehensive and equal access to the information;

Paragraph 3. Investor Public: after the dissemination of the management report’s summary is confirmed by news channels, GOL shall release the information to investors registered through its IR Website; and

Paragraph 4. Teleconference with Internet transmission (webcast): a meeting with investors and other parties in Brazil and abroad who are interested in openly discussing the quarterly results with the Company’s executive officers.

Meetings for Presenting the Financial Performance

Art. 10. Additionally and after completing the schedule for disclosing the results, GOL may promote roadshows with investors in Brazil and/or abroad, aiming at expanding and consolidating the Company’s image as a transparent and proactive entity when it comes to accountability.

Art. 11. All fundamental principles set forth herein and other additional recommendations of this Manual shall be carefully observed, whenever GOL's representatives communicate with investors. No insider information may be disclosed and, in case of an involuntary occurrence of this fact, the Investor Relations Officer must immediately assure the full disclosure of same to the market as a whole.

Other Meetings

Art. 12. The Investor Relations Officer may answer to the requests of investors interested in visiting the Company, in order to discuss the financial results and strategies that have been implemented or that are currently being employed by GOL, always observing the fundamental principles set forth herein in Chapter III and other recommendations elsewhere in this Manual.

CHAPTER VI. - PROCEDURES FOR COMMUNICATING INFORMATION REGARDING THE TRADING OPERATIONS OF ADMINISTRATORS AND RELATED PERSONS

Art. 13. Qualified Individuals must report information on all trading involving Securities issued by the Company, and also securities issued by the Company's subsidiaries or controlling companies, of which either they themselves or their Related Parties are holders, as well as changes in their stockholding positions and their periodic trading plans, including their subsequent changes and the noncompliance of such plans. The attached forms (III and IV) are related to the compliance of the procedures set forth in this Chapter.

Art. 14. Such communication should be sent to GOL's DRI by e-mail negociacoes-vmGOL@GOLnaweb.com.br and should contain, at least, the information described in the following paragraphs:

Paragraph 1. Name and qualification of the sender, indicating the registration number in the Taxpayer’s Roll of Legal Entities or the Roll of Individuals;

Paragraph 2. Quantity, by kind and class, in case of shares, and additional characteristics in case of other securities, as well as the issuing company's identification; and

Paragraph 3. Form, price and date of the transactions.

Art. 15. Communication should be made by the persons mentioned above at the following times:

Paragraph 1. Immediately after taking the position; and

Paragraph 2. Within no more than five (5) working days after the end of the month in which the change in the positions held by them is noted, indicating the balance of the holdings for the period.

Art. 16. The DRI shall forward all information received to the CVM and, if necessary, to the Stock Exchange in which the Securities are accepted for trading, within no more than ten (10) days after the end of the reference month. As for the SEC, only consolidated forms should be submitted (i.e., consolidated for the officers, consolidated for the members of the board of directors, and consolidated for the members of the audit committee).

CHAPTER VII. - PROCEDURES FOR COMMUNICATING AND DISCLOSING THE ACQUISITION OR DISPOSAL OF RELEVANT SHAREHOLDING POSITION

Art. 17. The procedures for communicating and disclosing information regarding the trading of Securities issued by GOL, involving relevant shareholding position, provided for in this Chapter, are based on Article 12 of CVM Instruction no. 358.

Art. 18. Relevant shareholding position is that which directly or indirectly corresponds to 5% (five percent) or more, of the kind or class of shares representing GOL’s stock capital.

Art. 19. The duty of disclosure and communication applies to: the direct or indirect Controlling Shareholders, and the shareholders who elect the members of the Company’s Board of Directors, as well as any natural or legal person, or group of persons, acting jointly or representing a same interest, when same acquire or dispose of (or extinguish) a material shareholding interest, or rights on a material shareholding position.

Art. 20. The disclosure must be published in newspapers of wide circulation normally used by GOL or, still, by publication of a summary in these newspapers with an indication of the Company's Internet address.

Art. 21. The declaration regarding the scope, acquisition or disposal of relevant shareholding must be sent to the CVM and, consequently, to the SEC and to the NYSE, and it must contain the information described in the following paragraphs:

Paragraph 1. Name and qualification of the acquirer, indicating the registration number in the Taxpayer’s Roll of Legal Entities or the Roll of Individuals;

Paragraph 2. Objective of the interest and desired quantity;

Paragraph 3. Number of shares, subscription bonus, as well as share subscription rights and stock options, by kind and class, already held, either directly or indirectly, by the acquirer or related person;

Paragraph 4. Number of debentures convertible into shares, already held, either directly or indirectly, by the acquirer or related person, declaring the number of shares object of the possible conversion, by kind and class; and

Paragraph 5. Indication of any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the company.

Art. 22. It is equally obliged to release the same information the person or group of persons representing a same interest, holder of material shareholding position equal or higher than the above referred percentage, each time said interest rises by 5% (five percent) or more, of the kind or class of shares representing GOL’s capital stock.

Art. 23. The communication to the CVM and, consequently, to the SEC and to the NYSE must be sent immediately after the material shareholding position mentioned in this Chapter is achieved.

CHAPTER VIII. - POLICIES FOR TRADING THE COMPANY’S SECURITIES

Initial Considerations on the Adoption of Trading Policies

Art. 24. CVM Instruction no. 358 established, in one of its sections, restrictions for trading securities of publicly-held corporations by some persons, in certain specific situations. On the other hand, it allowed the adoption, by publicly-held corporations, of a policy of trading its securities, as provided for in its article 15.

Art. 25. This Chapter of the Manual establishes the rules for trading GOL’s Securities, concerning: (i) the trading restrictions provided for in Instruction no. 358/02, and (ii) the internal policy adopted by GOL for trading securities.

Art. 26. The DRI's notices, which are discussed in this Manual, may be issued by any written means, including, but not limited to, letters, e-mails, intranet and bulletins.

Trading Through Accredited Brokers, and Blocking Periods

Art. 27. In order to assure adequate standards for negotiating Securities issued by GOL and by its controlled publicly-held corporations, a system is hereby adopted by which all of the trading by the Company itself and the persons who must comply with this Manual will only be carried out through the Accredited Brokers listed in Attachment II, which was sent to the CVM, and that shall be kept up-to-date.

Art. 28. The Accredited Brokers shall be instructed in writing by the Company's Investor Relations Officer not to register operations of Administrators, Members of the Audit Committee and members of other Company Bodies who have Technical or Consulting Functions at the Company on all dates when the Company trades or informs the Accredited Brokers that it will trade shares issued by GOL.

Art. 29. GOL and the Qualified Individuals shall abstain from trading their shares issued by the Company in all periods in which, due to a communication from the Investor Relations Officer, who is not required to justify it, there is a determination of non-trading (“Blocking Periods”).

Art. 30. The same obligations shall apply to the Parent Companies and the Subsidiaries.

Restrictions on Trading Pending the Disclosure of a Relevant Act or Notice

Art. 31. In the cases described in the following paragraphs, the negotiation of Securities by GOL and by Qualified Individuals is forbidden until the Company releases a Relevant Act or Notice to the market:

Paragraph 1. Whenever there is any Relevant Act or Notice related to GOL’s business dealings, of which the persons mentioned above are aware;

Paragraph 2. Whenever there is an option or a mandate in process or that has been granted, to acquire or dispose of shares issued by GOL, by the Company itself, its Subsidiaries, its Associated Companies or another company under joint control.

Paragraph 3. Whenever there is the intention of promoting the incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

Paragraph 4. In the period included between the decision taken by the relevant Company body to increase or reduce the capital stock; to distribute dividends, bonus in shares or its derivatives; to split, group or issue other securities, and the publication of the relevant notices and notes.

Art. 32. In the cases foreseen above, even after the release of the Relevant Act or Notice, the prohibition of trading shall prevail, if it may–at the Company’s discretion–interfere with GOL’s stock trading conditions, resulting in a loss to the Company itself or to its shareholders. Whenever GOL decides to maintain the trading prohibition, the Investor Relations Officer shall inform the decision through an internal memorandum.

Exceptions to the General Restrictions on Trading Securities

Art. 33. The prohibitions set forth above do not apply to operations with treasury shares, via private trading, linked to a call option according to a stock option plan approved by GOL’s general meeting and contingent stock repurchases by GOL, also via private trading of such shares.

Art. 34. The trading restrictions set forth in this Chapter, on paragraphs of Article 31, do not apply to GOL itself and to the Qualified Individuals, as of the date the Declaration of Compliance is signed, when they perform operations in the context of the Trading Policies set forth in this Manual.

Art. 35. In order for the trading by the persons referred to above, in the scope of the Trading Policies, to enjoy the benefits set forth herein, according to the CVM rules, it must be carried out as a long-term investment, complying with at least one of the characteristics described in the following paragraphs:

Paragraph 1. Subscription or purchase of shares by exercising options granted as a Stock Option Plan approved by the shareholders’meeting;

Paragraph 2. The execution, by GOL, of purchases object of a stock repurchase program for canceling or keeping in treasury;

Paragraph 3. The use of variable remuneration, received as profit sharing, when acquiring GOL’s Securities; and

Paragraph 4. The execution, by the Qualified Individuals, of Individual Investment Programs.

Restrictions on Trading after the Disclosure of a Relevant Act or Notice

Art. 36. In the cases foreseen above, even after the release of the Relevant Act or Notice, the prohibition of trading shall prevail, if it may–at the Company’s discretion–interfere with GOL’s stock trading conditions, resulting in a loss to the Company itself or to its shareholders.

Art. 37. Whenever GOL decides to maintain the trading prohibition, the Investor Relations Officer shall inform the decision through an internal memorandum.

Prohibition of Trading in a Period Prior to the Disclosure of Quarterly and Annual Information and the Financial Statements

Art. 38. GOL and the Qualified Individuals may not trade Securities issued by the Company within fifteen (15) days prior to the disclosure or publication, whenever the case, of GOL’s quarterly information (ITR) and annual information (IAN and DFP).

Art. 39. The Individual Investment Programs must strictly follow these restrictions.

Art. 40.Accredited Brokers shall be instructed by GOL not to register operations carried out by the Company, its Administrators, its Controlling Shareholders (either direct or indirect), members of its Audit Committee and members of other Company Bodies who have Technical or Consulting Functions in GOL within fifteen (15) days prior to the publication of the Company’s Annual Information (IAN), Financial Statements (DFP) or Quarterly Information (ITRs).

Prohibition of Determining the Acquisition or Disposal of Shares Issued by GOL Itself

Art. 41. GOL’s Board of Directors may not deliberate on the acquisition or disposal of shares of its own issuing, as long as the events described in the following paragraphs are not made public, by publishing a relevant notice:

Paragraph 1. The execution of an agreement or contract for the transference of the Company’s stock control; or

Paragraph 2. The grant of an option or mandate aimed to transfer the Company’s stock control; or

Paragraph 3. The existence of an intention to promote the incorporation, total or partial spin-off, merger, transformation or corporate reorganization.

Art. 42. If, after the repurchasing program is approved, any fact arises that fits into any of the cases above, GOL shall immediately suspend the operations with shares of its own issuing, until the respective relevant act or notice has been disclosed.

Trading Prohibition Applicable Only to Former Administrators

Art. 43. Notwithstanding the provisions in Articles 49 and 52 regarding Individual Investment Programs, the Administrators who leave positions with GOL prior to the public disclosure of business dealings or facts that started during their term of office, may not trade Securities issued by GOL during the period described in the following paragraphs:

Paragraph 1. For the period of six (6) months after leaving; or

Paragraph 2. Until the disclosure, by the Company, of the Relevant Act or Notice to the market, unless, in this second instance, the trading of GOL’s shares, after the disclosure of the Relevant Act or Notice, could interfere with the conditions of said dealings, thus harming either shareholders or the Company itself.

Art. 44. Among the alternatives referred to above, the event that occurs first shall always prevail.

General Provisions Applicable to Negotiation Restrictions

Art. 45. The Investor Relations Officer may, regardless of justification or the existence of a relevant act or notice not yet disclosed, determine periods in which the Qualified Individuals may not trade securities issued by the Company, or their derivatives. Qualified Individuals shall maintain strict confidentiality regarding such periods.

Sole Paragraph. The trading prohibitions referred to herein apply to trading carried out either directly or indirectly by the Qualified Individuals, even in the cases where the trading by those persons is handled pursuant to the terms described in the following paragraphs:

Paragraph 1. Through a company they control;

Paragraph 2. Through third parties with whom they have a share trust contract or a security portfolio management, including, but not being limited to, investment clubs.

Art. 46. The trading prohibitions referred to herein apply not only to trading carried out on stock exchanges, but also in regard to negotiations carried out without the intervention of an institution that integrates the securities distribution system.

Art. 47. For the purposes of article 20 of Instruction 358 and of this Chapter of the Manual, those negotiations performed by investment funds, of which the persons mentioned in the above item are quota holders, are not considered indirect negotiations, provided that:

Paragraph 1. The investment funds are not exclusive; and

Paragraph 2. The trading decisions of the investment fund manager cannot be influenced by the quota holders.

Restrictions about Changes in Trading Policies

Art. 48. The trading policies set forth herein may not be changed pending the disclosure of any relevant act or notice.

Individual Investment Programs

Art. 49. Individual Investment Programs are understood as any individual plan of acquisition or disposal of Securities filed at GOL’s headquarters, by means of which the Qualified Individuals have indicated their intention of acquiring with their own resources or disposing of, in the long term, Securities issued by the Company.

Art. 50. To this effect, the Individual Investment Program should be filed for more than thirty (30) days with the Investor Relations Officer, indicating, approximately, the volume of funds that the interested party wishes to invest or the number of Securities that they wish to acquire or dispose of, within the validity period–which should not be less than twelve (12) months–of the Individual Investment Program that the interested party establishes, at the end of which the interested party must present a summarized report on the respective development.

Art. 51. Except in case of force majeure, duly justified in writing, the Securities acquired according to the Individual Investment Program cannot be disposed of until at least ninety (90) days after the acquisition date.

CHAPTER IX. – PENALTIES FOR GROSS VIOLATIONS

Art. 52. The configuration of gross violations to the provision in CVM Instruction no. 358/02 is provided for in Paragraph 3 of article 11 of Law no. 6385/76 that is transcribed in attachment V hereto.

Art. 53. Applicable penalties include warnings, fines up to R$ 500,000.00 (five hundred thousand Reais) and suspensions of the exercise of the position.

Paragraph 1. The occurrence of events that constitute a crime should be reported by the CVM to the Public Attorney’s Office.

Paragraph 2. The noncompliance of any provisions of this Manual will subject the infringer, in addition to the applicable administrative, civil and criminal sanctions, to the sanctions provided for in the Company’s Disciplinary Code.

CHAPTER X. – FINAL PROVISIONS

Art. 54. Any change in the trading policies and release policies, with the consequent change in this Manual, must be reported to the CVM, and if it is the case, to the Stock Exchanges where the Securities are accepted for trading, and such notification should be followed by a copy of the decision and the full tenor of the documents that discipline and integrate said policies.

Art. 55. The Company’s Investor Relations Officer is the person responsible for the execution and follow-up of the policies of: (i) disclosure and use of information; (ii) trading of GOL’s securities; (iii) disclosure of relevant act or notice; and (iv) the Individual Investment Programs.

Annual Audit

Art. 56. The Company’s Securities trading control procedures shall be audited annually, by an independent firm registered with the CVM, after which the same will issue a detailed report confirming the implementation of said control procedures. The results and reports originated from the independent auditors will be sent to the CVM in the subsequent year after sending this manual.

Third-party Responsibilities

Art. 57. The provisions of this Manual do not eliminate the responsibility, deriving from legal and regulatory precepts, attributed to third parties who are not directly connected with the Company and who know of a relevant act or notice and may negotiate Securities issued by the Company.

Amendment to the Manual

Art. 58. This Manual was approved by GOL’s Board of Directors and any amendment or revision must be submitted to the same Board.

ATTACHMENT I

DECLARATION OF COMPLIANCE WITH THE MANUAL OF DISCLOSURE AND TRADING POLICIES FOR
SECURITIES ISSUED BY GOL

By means of this document, I, the undersigned, hereby declare that I am aware of and fully understand the Manual of Disclosure and Trading Policies for Securities Issued by GOL.

I do solemnly swear, under the penalties provided for both in the law and in GOL’s Disciplinary Code, to comply with and to have others comply with the terms of said Manual.

Name: __________________________________________________________

Position: ________________________________________ ID: ______________

Date: ___/___/____ City: __________________________ State: __________

__________________________________________________________
Signature

[Fill out and sign the above Statement of Awareness and send it Department of Human Resources]

ATTACHMENT II

ACCREDITATION OF BROKERS

São Paulo, __________________, 200__

To
The Brazilian Securities Commission – CVM
Department of Market Relations and Intermediaries – SMI
Rua Sete de Setembro, nº 111 – 30º andar
20159-900 – Rio de Janeiro – RJ – Brazil

Attn.: ________________________

Re.: Accredited Brokers

Dear Sirs/Madams,

This letter is to report the dealers authorized to trade Securities of GOL Linhas Aereas Inteligentes S.A., at the Sao Paulo Stock Exchange - Bovespa.

Below are listed the accredited brokers:

1. _____________________________________

2. _____________________________________

3. _____________________________________

Please do not hesitate to contact us with further questions.

Cordially,

____________________________________________
GOL Linhas Aéreas Inteligentes S.A.
Investor Relations Officer

ATTACHMENT III

REPORT ON DIRECT OR INDIRECT OWNERSHIP OF SECURITIES ISSUED BY GOL OR ITS CONTROLLED COMPANIES

ATTACHMENT IV

TRADING RELATED TO GOL’S SECURITIES AND THEIR DERIVATIVES

ATTACHMENT V

GROSS VIOLATIONS AND PENALTIES AS SET FORTH IN ARTICLE 11 OF LAW No. 6,385/76

Art. 11. The Brazilian Securities Commission may impose on whomever violates the regulations set forth in this Law, the corporation law, its own resolutions, as well as other legal rules whose compliance it is responsible for enforcing, the following penalties:

I – warning;

II – fine;

III – suspension of the exercise of the position of administrator or member of the audit committee of a publicly-held corporation, of an entity of the distribution system or of other entities that depend on the authorization of or registration at the Brazilian Securities Commission;

IV – temporary incapacity, up to a maximum of twenty years, to exercise the positions mentioned in the previous item;

V – suspension of the authorization or registration for the exercise of the activities object of this Law;

VI – disfranchisement of authorization or registration, for the exercise of the activities provided for in this Law;

VII – temporary prohibition, up to a maximum of twenty years, to practice certain activities or operations, by members of the distribution system or other entities that need an authorization by or registration at the Brazilian Securities Commission;

VII – temporary prohibition, up to a maximum of ten years, to operate, either directly or indirectly, in one or more types of operations in the securities market.

Paragraph 1. The fine may not exceed the higher of the following amounts:

I – R$ 500,000.00 (five hundred thousand Reais);

Paragraph 2. In cases of relapse, the following will be applied, alternatively: a fine as set forth in the previous paragraph, up to three times the determined amounts, or the penalty set forth in items III to VIII of this article’s caption.

Paragraph 3. Except for the provision in the previous paragraph, the penalties set forth in items III to VIII of this article’s caption may only be applied in cases of gross violations, as defined by the rules of the Brazilian Securities Commission.

Paragraph 4. The penalties shall only be imposed with the observance of the procedure set forth in Paragraph 2 of Article 9 of this Law, and an appeal to the Appeals Council of the National Financial System is admissible.

Paragraph 5. The Brazilian Securities Commission may, at its sole discretion, the public interest allowing, suspend, at any stage, the administrative procedure filed for finding violations to the securities market legislation, if the subject or the accused signs a term of commitment, undertaking to:

I – cease practicing activities or acts deemed illicit by the Brazilian Securities Commission; and

II – correct the irregularities that were pointed out, including by indemnifying for the losses.

Paragraph 6. The commitment referred to in the previous paragraph shall not require a confession on the matter of fact, nor a recognition of the illicit nature of the conduct under analysis.

Paragraph 7. The term of commitment will be published in the National Official Journal, establishing the deadline for compliance with the obligations that had been taken, and shall constitute a document valid to commence an extrajudicial execution process.

Paragraph 8. If the obligations are not fulfilled on time, the Brazilian Securities Commission shall give continuity to the previously suspended administrative procedure, in order to apply the suitable penalties.

Paragraph 9. In the application of the penalties set forth in the Law, the valid retraction and the post facto retraction, or the circumstance of any person that spontaneously confesses the wrongdoing or who provides information relating to its materiality shall be taken into account.

Paragraph 10. The Brazilian Securities Commission shall regulate the application of the provision in Paragraphs 5 to 9 of this article to the procedures conducted by the Stock Exchanges, Commodities and Futures Exchanges, organized over-the-counter market entities, and securities operations clearing and settlement entities.

Paragraph 11. The fine charged for noncompliance with an order from the Brazilian Securities Commission as set forth in item II of the caption of Article 9 and in item IV of its Paragraph 1 shall not exceed R$ 5,000.00 (five thousand Reais) per day of delay in its compliance and its application is independent from the administrative process provided for in item V of the caption of the same article.

Paragraph 12. A voluntary appeal to the Council of the Brazilian Securities Commission, from the decision that applies the fine set forth in the previous paragraph, is admissible within ten days.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.